S&P INDICES

Index Announcement

S&P Indices Announces September Quarterly Rebalance of the S&P/ASX Indices

September 9, 2011 – S&P Indices, the leading provider of equity indices in Australia, has announced the changes in the S&P/ASX indices, effective after the close of trading on September 16, 2011 as a result of the September quarterly review. Both the S&P/ASX 200 and S&P/ASX 300, together with the component indices are reviewed as part of the September quarterly review.

S&P/ASX 20 – No change.

S&P/ASX 50 Index – Sep 16, 2011 After Market Close			
S&P Index	**Action**	**Code**	**Company**
S&P/ASX 50	Addition	ILU	Iluka Resources Ltd
S&P/ASX 50	Removal	BSL	Bluescope Steel Ltd

S&P/ASX 100 Index – Sep 16, 2011 After Market Close			
S&P Index	**Action**	**Code**	**Company**
S&P/ASX 100	Addition	CPB	Campbell Brothers Ltd
S&P/ASX 100	Removal	PPT	Perpetual Limited

S&P/ASX 200 Index – Sep 16, 2011 After Market Close			
S&P Index	**Action**	**Code**	**Company**
S&P/ASX 200	Addition	QUB	Qube Logistics Holdings Limited
S&P/ASX 200	Addition	ACR	Acrux Limited
S&P/ASX 200	Removal	IFN	Infigen Energy
S&P/ASX 200	Removal	HIL	Hills Holdings Limited

S&P/ASX 300 Index – Sep 16, 2011 After Market Close			
S&P Index	**Action**	**Code**	**Company**
S&P/ASX 300	Addition	QUB	Qube Logistics Holdings Ltd
S&P/ASX 300	Addition	ALK	Alkane Resources Limited
S&P/ASX 300	Addition	MTU	M2 Telecommunications Group Limited
S&P/ASX 300	Addition	ELM	Elemental Minerals Ltd
S&P/ASX 300	Addition	SPL	Starpharma Holdings Limited

S&P/ASX 300	Addition	FML	Focus Minerals Ltd
S&P/ASX 300	Addition	GGG	Greenland Minerals & Energy Ltd
S&P/ASX 300	Addition	TGA	Thorn Group Ltd
S&P/ASX 300	Addition	PRR	Prima Biomed Ltd
S&P/ASX 300	Addition	ALD	Allied Gold Mining PLC
S&P/ASX 300	Addition	STB	South Boulder Mines Ltd
S&P/ASX 300	Addition	SSN	Samson Oil & Gas Ltd
S&P/ASX 300	Addition	TGS	Tiger Resources Limited
S&P/ASX 300	Addition	HUN	Hunnu Coal Ltd
S&P/ASX 300	Addition	DCG	Decmil Group Ltd
S&P/ASX 300	Addition	CCP	Credit Corp Group Limited
S&P/ASX 300	Removal	CNP	Centro Property Group
S&P/ASX 300	Removal	MEO	MEO Australia Limited
S&P/ASX 300	Removal	BKY	Berkeley Resources Ltd
S&P/ASX 300	Removal	API	Australian Pharmaceutical Industries Limited
S&P/ASX 300	Removal	SFH	Specialty Fashion Group Ltd
S&P/ASX 300	Removal	CUS	Customers Limited
S&P/ASX 300	Removal	NDO	Nido Petroleum Limited
S&P/ASX 300	Removal	ASZ	ASG Group Ltd
S&P/ASX 300	Removal	PPX	PaperlinX Ltd
S&P/ASX 300	Removal	RHG	RHG Ltd
S&P/ASX 300	Removal	MCP	McPhersons Ltd

S&P/ASX All Australian 50 Index – Sep 16, 2011 After Market Close			
S&P Index	**Action**	**Code**	**Company**
S&P/ASX All Australian 50	Addition	ILU	Iluka Resources Ltd
S&P/ASX All Australian 50	Addition	GMG	Goodman Group
S&P/ASX All Australian 50	Removal	OST	OneSteel Ltd
S&P/ASX All Australian 50	Removal	BSL	Bluescope Steel Ltd

S&P/ASX All Australian 200 Index – Sep 16, 2011 After Market Close			
S&P Index	**Action**	**Code**	**Company**
S&P/ASX All Australian 200	Addition	QUB	Qube Logistics Holdings Ltd
S&P/ASX All Australian 200	Addition	ACR	Acrux Ltd
S&P/ASX All Australian 200	Addition	IDL	Industrea Limited
S&P/ASX All Australian 200	Removal	MCR	Mincor Resources
S&P/ASX All Australian 200	Removal	IFN	Infigen Energy
S&P/ASX All Australian 200	Removal	HIL	Hills Holdings Limited

Any changes to constituent share and IWF data can be viewed in the pro forma files delivered to client ftp accounts.

For more information about S&P Indices, please visit www.standardandpoors.com/indices.

About S&P Indices

S&P Indices, the world's leading index provider, maintains a wide variety of investable and benchmark indices to meet an array of investor needs. Over $1.25 trillion is directly indexed to Standard & Poor's family of indices, which includes the S&P 500, the world's most followed stock market index, the S&P/Case-Shiller Home Price Indices, the leading measure of U.S. home prices, the S&P Global BMI, an index with approximately 11,000 constituents, the S&P GSCI, the industry's most closely watched commodities index, and the S&P National AMT-Free Municipal Bond Index, the premier investable index for U.S. municipal bonds. For more information, please visit www.standardandpoors.com/indices.

For more information:

Douglas Beem
Standard & Poor's
Index Manager
61-2-9255-9807
douglas_beem@standardandpoors.com

David M. Blitzer, Ph.D.
Standard & Poor's
Managing Director & Chairman of the Index Committee
(212) 438-3907
david_blitzer@standardandpoors.com